POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

Our Management's Discussion and Analysis ("MD&A") of financial condition and results of operations contains references to Points International Ltd. and its subsidiaries using words "we," "our," and "us."

This MD&A should be read in conjunction with our audited consolidated financial statements (including the notes thereto) for the years ended December 31, 2020 and 2019. Further information, including the Annual Information Form ("AIF") and Form 40-F for the year ended December 31, 2020, may be accessed at www.sedar.com or www.sec.gov.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators.

The financial information presented in this MD&A is derived from our audited consolidated financial statements for the years ended December 31, 2020 and 2019, which has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 3, 2021 and was reviewed by our Audit Committee and approved by our Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to, among other things, plans we have implemented in response to the COVID-19 pandemic and its expected impact on us (including with respect to: cost saving measures that have been implemented, our liquidity and efforts to strengthen our balance sheet, expected impacts on transaction volumes, revenue, gross profit and profitability, the impact of our annual revenue guarantees, and our ability to deliver on our long-term goals), our growth strategies (including our ability to grow the number of loyalty program partners, cross-selling existing partners, and retain and grow existing loyalty program partner deployments), and our beliefs on the long-term sustainability of the loyalty industry, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only our expectations, estimates and projections regarding future events.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Although we believe the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; our dependence on a limited number of large clients for a significant portion of our consolidated revenue; our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; our exposure to significant liquidity risk if we fail to meet contractual performance commitments; the risk of an event of default under our senior secured credit facility; our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; our dependence on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners; and the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results. In particular, refer to "Risks and Uncertainties" section below. These and other important assumptions, factors, risks and uncertainties are included in the press release announcing our fourth quarter and 2020 financial results, and those described in our other filings with applicable securities regulators, including our AIF, Form 40-F, annual and interim MD&A, and annual consolidated financial statements and interim condensed consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

BUSINESS OVERVIEW

We are the global leader in providing loyalty e-commerce and technology solutions to the loyalty industry, connecting loyalty programs, third-party brands and end consumers across a global transaction platform. Our head office is in Toronto, Canada and we maintain offices in San Francisco, United States, London, England, Singapore and Dubai.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

As a trusted partner to the world's leading loyalty programs, Points builds, powers, and grows new ways for members to get and use their favorite loyalty currency.  We do not manage our own loyalty program nor do we offer the core technology that operates a loyalty program.  Our business is focused on becoming an important strategic partner to the world's most successful loyalty programs by partnering with them on valuable, white label, ancillary services.

At its simplest, our products and services are designed to benefit loyalty programs by: (1) increasing loyalty program revenues and profitability through the sale of loyalty program currency (such as frequent flyer miles or hotel points) or related travel and loyalty services direct to end consumers or third parties; (2) driving efficient cost management to loyalty program operators by offering non-core redemption options; and (3) enhancing loyalty program member engagement. We now have approximately 80 commercial agreements or integrations with loyalty programs or third parties globally. Most of our commercial contracts enable us to transact directly or indirectly with the loyalty programs' member base to facilitate the sale, redemption or earning of loyalty currency online. Our commercial agreements with loyalty program partners are typically for fixed terms of three to five years. Contracts will generally renew with either an annual evergreen clause or a new contract extension for a set term.

Our Loyalty Commerce Platform ("LCP") is the backbone of our product and service offerings. The LCP offers a consistent interface for loyalty programs and third parties, providing broad access to loyalty transaction capabilities, program integration, analytics, reporting, enterprise-grade security and compliance, and real-time fraud services. We have direct integrations with approximately 80 loyalty programs and third parties, including merchants and other technology companies in the loyalty and travel space.

Collectively, our network of loyalty program partners represents over 1 billion loyalty program accounts. Our platform and integrations typically provide us with full debit and credit functionality, enabling us to deposit or withdraw loyalty currency from each of these accounts.  We view these integrations as a strategic asset that uniquely positions us to connect third-party channels with highly engaged loyalty program members and the broader loyalty market. In addition, our platform is positioned to collect transaction related insights that we can leverage to increase online conversion percentages, transactions, and ultimately revenues for us and our partners.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Our loyalty partner network includes the following leading loyalty brands:

· AF-KLM Flying Blue	· Southwest Airlines Rapid Rewards
· Alaska Airlines Mileage Plan	· United Airlines MileagePlus
· American Airlines AAdvantage	· Virgin Atlantic Flying Club
· ANA Mileage Club	· Hilton Honors
· British Airways Executive Club	· World of Hyatt
· Delta Air Lines SkyMiles	· InterContinental Hotels Group
· JetBlue TrueBlue	· Wyndham Rewards
· LATAM Pass	· Emirates Skywards
· Lufthansa's Miles & More	· Chase Ultimate Rewards
· Marriott Bonvoy	· Citi ThankYou
· Etihad Guest	· Qatar Airways Privilege Club

Our organization integrates extensive knowledge and expertise in the loyalty and travel sectors with the agility and innovation of a technology start up, allowing us to better serve our loyalty program partners while maintaining our technical and marketing leadership.

Points International Ltd.'s shares are listed on both the Toronto Stock Exchange ("TSX") under the trading symbol PTS and on the NASDAQ Capital Market under the trading symbol PCOM.

The Loyalty Industry

Since their inception, loyalty programs have changed the way consumers interact with their associated brands and how they purchase products and services. Businesses have leveraged loyalty programs to strengthen their brand, enrich relationships with existing customers, and attract and engage new customers. Loyalty programs are seen both as strategic marketing assets of an organization, and as highly profitable cash-generating businesses, particularly in the travel and financial services sectors.

As the prominence of loyalty program co-branded credit cards has increased, the size and profitability of the loyalty industry has grown significantly. Many loyalty programs, particularly in the airline and hospitality verticals, have long-term contracts with banks in which they sell significant volumes of points and miles to credit card companies on an annual basis to award to customers. Similar commercial arrangements now exist with loyalty programs and retailers who are looking to add loyalty as a consumer incentive to their brand.

These types of commercial arrangements have established a massive global loyalty industry fueled by the sale and redemption of loyalty currency. Today, it is estimated that the majority of loyalty currency issued in North America is now sold by loyalty programs to third parties, including credit card companies and other merchants. While loyalty programs must account for the issuance of this currency as a future obligation on their balance sheet to account for its eventual redemption, the cost of each mile or point is significantly lower than what they are sold for. Many North American airlines have generated significant revenues from their loyalty programs which can account for a significant proportion of overall airline profits. At the same time, there is a need for loyalty programs to actively manage the resulting loyalty liability with cost-effective redemption options.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Overall loyalty program membership continues to grow. While the airline, hotel, specialty retail, and financial services industries continue to be dominant in loyalty programs in the US, smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Further, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent. As a result of this changing landscape, loyalty programs must continue to innovate in order to drive customer activities.

As the loyalty market continues to change, we are uniquely positioned to meet our loyalty program partners' needs.  We believe that our continued focus on innovation will maintain our leading market position in technology and marketing services, enabling us to enhance existing products and services while delivering new loyalty solutions to market that meet the needs of our partners and their members.

OUR OPERATING STRUCTURE

Our business combines attributes of both an e-commerce platform and a marketing services business to offer a portfolio of consumer or business facing products and services that facilitate the accrual or redemption of loyalty currency (points or miles). Accrual transactions are typically focused on generating revenue for our loyalty program partners while redemption transactions are focused on offering additional engagement options for program members.

Core to our operations is the LCP, an open, Application Program Interface ("API") based transaction processing platform that we leverage for all aspects of the business. The key functions of the LCP include direct, real time integrations into our partners' loyalty program databases that allow for customer validation and information sharing as well as debit and/or credit of loyalty program currency.  Of growing importance to our business is the marketing automation capability that we continue to develop as part of the LCP's functionality. Lastly, security, fraud mitigation, auditing and reporting functions are also centralized via the LCP.

All of the products and services we offer benefit from this unified operating infrastructure in two key ways.  First, they allow us to launch and manage multiple products and services with increased efficiency. Second, our ability to aggregate and anonymize the consolidated data flowing across the platform from many programs, regions and transaction types facilitates our automated marketing and merchandising efforts.

Leveraging the LCP, we operate in three segments, each of which contain multiple loyalty products and services.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Loyalty Currency Retailing

The Loyalty Currency Retailing segment provides products and services designed to help loyalty program members unlock the value of their loyalty currency and accelerate the time to a reward.  Included in this segment are the buy, gift, transfer, reinstate, accelerator and elite services.  These offerings provide loyalty program members the ability to buy loyalty program currency for themselves, as gifts for others, perform a transfer of loyalty currency to another loyalty program member, reinstate previously expired loyalty currency, accelerate earning of loyalty currency in conjunction with other transactions, or to access a higher tier status.

Loyalty Currency Retailing services provide high margin revenue to our loyalty program partners while increasing member engagement by unlocking the value of loyalty currency in the members' accounts. We have direct partnerships with over 35 loyalty program partners who leverage at least one of our Loyalty Currency Retailing solutions. All loyalty program partners who leverage our Loyalty Currency Retailing services are within the airline or hospitality verticals. Typically, we find our solutions competing with the internal technology departments of loyalty programs, leading to a "buy vs. build" decision. We have had success in becoming an outsourcing solution to loyalty programs that previously provided these same services in-house. Given this dynamic, the length of our sales cycle for these solutions can be difficult to predict.

We take a principal role in the retailing of loyalty currencies in approximately two thirds of our loyalty program partnerships in this segment. As principal, we will sell loyalty program currency directly to the program members at a retail rate while purchasing points and miles at a wholesale rate from the loyalty program partner. Under a principal arrangement, we will typically provide the loyalty program partner an annual revenue guarantee for the term of the commercial agreement. In addition, we will pay for all credit card related fees and assume all credit risk by providing real-time fraud detection and risk mitigation services. We also have a substantial level of responsibility with respect to marketing, analytics, pricing and commercial transaction support. Revenue earned under a principal arrangement is included in Principal revenue in our consolidated financial statements and represents the gross amount of the retail transaction collected from loyalty program members. Wholesale costs paid to loyalty programs for loyalty currency are included in Direct cost of revenue in our consolidated financial statements.

Alternatively, we may assume an agency role in the retailing and wholesaling of loyalty currencies, which is determined by the contractual arrangement in place with the loyalty program partner and their members. In these arrangements, we typically take a less active role in the retailing of loyalty currency and earn a commission on each transaction.  Revenue earned under an agency arrangement is included in Other partner revenue in our consolidated financial statements and represents the amount of the commission earned. In these arrangements, we typically take less risk in the relationship and have less control as it relates to the sale of loyalty currency to end consumers.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Platform Partners

The Platform Partners segment is comprised of a broad range of applications that are connected to and enabled by the functionality of the LCP.  The LCP provides third parties transaction level access to loyalty program members and the ability to access the loyalty currencies of our program partners. Loyalty programs, merchants, and other consumer service applications leverage the LCP to broadly distribute loyalty currency and loyalty commerce transactions through multiple channels.

Included in Platform Partners are multiple third-party managed applications that are enabled by the LCP, many of which are redemption-based services that offer efficient cost management solutions to loyalty programs.  Also included in this segment are earn-based services, where merchants who partner with us can purchase loyalty currency to offer to their customers as an award for everyday shopping.  The majority of revenue in this segment is earned on a commission or transaction fee basis, which is included in Other partner revenue in our consolidated financial statements. In addition, we generate revenue from commissions or recurring monthly hosting fees on certain services, which are recorded in Principal revenue in our consolidated financial statements.

Points Travel

The Points Travel segment connects the world of online travel bookings with the broader loyalty industry. To facilitate this, we developed the Points Travel product, the first white-label online travel service specifically designed for loyalty programs.  The Points Travel product allows us to partner with loyalty programs in order to provide a seamless travel booking experience for loyalty program members, enabling members to earn and redeem their loyalty currency while making hotel bookings and car rentals online.

We currently have commercial arrangements with 11 loyalty programs who leverage at least one of our white-label Points Travel services.  Our external competition for winning loyalty programs' business for these services is high, as we typically compete against the major online travel agencies ("OTAs"). When we win new business and deploy these services to market, the sales ramp is typically slower than that experienced with our other loyalty solutions, mainly due to increased online competition for booking hotels or car rentals from OTAs or direct with hotels and car rental companies.

Revenue in this segment is primarily generated from commissions, which are typically the gross amount charged to end consumers for hotel bookings or car rentals, less the wholesale cost to acquire the hotel room or car rental, cost of loyalty currencies delivered to the consumers and paid to the loyalty program, and other direct costs for online hotel bookings and car rentals.  The majority of revenue in this segment is included in Other partner revenue in our consolidated financial statements.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

KEY GROWTH DRIVERS

Growing the Number of Loyalty Program Partners

Throughout most of our history, adding new loyalty program partners has been an important source of growth. Continuing to grow the number of Loyalty Program partners connected to our platform remains a key growth factor and important part of our strategy. As of December 31, 2020, we have a network of nearly 60 global loyalty programs integrated into the LCP. Approximately 80% of our current loyalty program partners are frequent flyer or hospitality loyalty programs. In addition, approximately 80% of our loyalty program partners are based out of either North America, Europe or the Middle East.

The majority of our loyalty program partners are global, with end consumers and transactions originating from around the world. For that reason, the LCP was designed and operates as a global e-commerce platform, providing multiple currency and payment options as well as language-specific end user experiences. We feel the investments we have made on our platform and products position us well to add new loyalty program partners in other geographic markets.

While we currently have a broad set of relationships with travel-based programs in North America and Europe, we believe there are substantial growth opportunities to add additional loyalty program partners, particularly in the Asia Pacific, Middle Eastern and South American loyalty markets. We also believe there is significant opportunity to partner with loyalty programs in other verticals, specifically financial services.  Currently, the duration and impact of the COVID-19 pandemic remains uncertain. Through the period that the broader travel industry recovers from COVID-19, it is likely that the value of new partners, products, and services that we bring to market will be lower than our expectations before the outbreak of COVID-19.

Cross-sell Existing Partners

We believe our existing network of loyalty program partners represents a significant opportunity to cross-sell additional products and services. At the beginning of a new loyalty program partnership, most programs will typically deploy a small subset of our total products and services. As we demonstrate the benefits of our platform, we focus sales efforts with these partners on additional products and services that best fit their program, typically with limited incremental marketing and sales expense. As we launch new functionality and products across our three operating segments, we expect that our opportunity to cross-sell additional services to existing partners that do not currently leverage our full platform will increase.

Retaining and Growing Existing Loyalty Program Partner Deployments

The ability to retain and grow our in-market products and services with existing loyalty program partners remains an important growth driver for us and underlines many of the investments we make in our product and data capabilities. We believe our continued focus on product, technology and data analytics has been and will continue to be a critical driver of growth. With integrations into nearly 60 leading loyalty programs, the LCP has positioned us to continually improve our ability to consume loyalty data and personalize offers, increasing the effectiveness of our marketing campaigns and our partners' profitability while minimizing member communications. We believe the market awareness for our products and services among loyalty program members is generally low and that increasing this awareness through effective marketing and product innovation can increase the penetration of our products and services. Lastly, we indirectly benefit from the growth in our loyalty program partners membership bases as well as the growth in the loyalty market in general. At this time, the duration and impact of the COVID-19 pandemic remains uncertain. We believe our loyalty program partners will view our products and services as an important source of cash flow and ancillary revenues as the travel industry recovers from the impacts of the pandemic. With that said, it is likely that the amount of growth we can generate in loyalty partner deployments will be lower than our original expectations before the outbreak of COVID-19 during this recovery period.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

SELECTED FINANCIAL INFORMATION

The following information is provided to give context for the broader comments elsewhere in this report.

	For the year ended
(In thousands of US dollars, except share and per share amounts)	31-Dec-20	31-Dec-19	31-Dec-18
Consolidated
Principal revenue	$196,905	$374,484	$351,743
Other partner revenue	20,482	26,693	24,502
Total revenue	217,387	401,177	376,245
Gross profit	35,003	65,455	53,904
Gross margin[1]	16.1%	16.3%	14.3%
Adjusted operating expenses[1]	32,241	38,867	35,965
Finance and other income	379	908	666
Adjusted EBITDA[1]	3,141	21,469	18,605
Effective margin[1]	9.0%	32.8%	34.5%
Total operating expenses	41,356	49,108	43,674
Net (loss) income	(5,357)	11,889	7,792
(Loss) Earnings per share
Basic	$(0.41)	$0.87	$0.54
Diluted	$(0.41)	$0.86	$0.54
Weighted average shares outstanding
Basic	13,222,707	13,665,593	14,321,186
Diluted	13,222,707	13,812,066	14,412,003
Total assets	$112,030	$138,700	$122,540
Total liabilities	76,811	99,508	81,530
Shareholders' equity	$35,219	$39,192	$41,010

1 Refer to the "Performance indicators and Non-GAAP financial measures" section for definition and explanation.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL INFORMATION BY SEGMENT
	For the year ended
(In thousands of US dollars)	31-Dec-20	31-Dec-19	$ Variance	% Variance
Loyalty Currency Retailing
Principal revenue	$194,670	$372,223	$(177,553)	(48%)
Other partner revenue	16,530	18,822	(2,292)	(12%)
Total revenue	211,200	391,045	(179,845)	(46%)
Gross profit	29,597	56,013	(26,416)	(47%)
Direct adjusted operating expenses[1]	11,243	13,830	(2,587)	(19%)
Contribution[1]	18,354	42,183	(23,829)	(56%)
Platform Partners
Principal revenue	2,235	2,244	(9)	-
Other partner revenue	2,795	5,333	(2,538)	(48%)
Total revenue	5,030	7,577	(2,547)	(34%)
Gross profit	4,299	6,912	(2,613)	(38%)
Direct adjusted operating expenses[1]	2,377	3,871	(1,494)	(39%)
Contribution[1]	1,922	3,041	(1,119)	(37%)
Points Travel
Principal revenue	-	17	(17)	(100%)
Other partner revenue	1,157	2,538	(1,381)	(54%)
Total revenue	1,157	2,555	(1,398)	(55%)
Gross profit	1,107	2,530	(1,423)	(56%)
Direct adjusted operating expenses[1]	4,527	6,838	(2,311)	(34%)
Contribution[1]	$(3,420)	$(4,308)	$888	(21%)

1 Refer to the "Performance indicators and Non-GAAP financial measures" section for definition and explanation.

SEGMENTED RESULTS AND OPERATING HIGHLIGHTS

Impacts of the COVID-19 pandemic on Business Performance, Operations, and the Loyalty Industry

In December 2019, a novel strain of coronavirus, COVID-19, was first detected in Wuhan, China. Throughout the first three months of 2020, COVID-19 spread to other regions around the world, with the World Health Organization declaring the outbreak as a global pandemic on March 11, 2020.  Many governments around the world responded to the pandemic by implementing a variety of measures to reduce the spread of COVID-19, including travel restrictions and bans, social distancing measures, quarantine advisories, and the closure of non-essential businesses. As a result of these measures, there has been an unprecedented decline in travel, which has had a significant impact on our business.

From a business performance perspective, we started the first quarter of 2020 with strong transaction volumes, generally in line with our expectations for January, February, and early March across our three operating segments. As travel restrictions were more broadly implemented by governments around the world in mid-March 2020, we started to experience a significant decline in transaction volumes and resulting revenue and gross profit.  While each of our operating segments experienced significant transaction declines starting in mid-March 2020, the degree of the declines varied by line of business and product.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

As COVID-19 continued to spread globally, our immediate priority was the safety and well-being of our employees around the world, while ensuring business continuity for our partners. In early March, we mandated all our employees around the world to work from home and banned all employee travel indefinitely. Since that time, we have been operating our business remotely with minimal impact on our operations.

In addition, we took several measures starting in the second half of March 2020 to mitigate the impact of the pandemic on our business, preserve cash, and improve our overall liquidity. These measures were as follows:

Expense Management: We implemented several cost saving measures that have been in place since the beginning of the pandemic.

  Paused most hiring activity and, where able, reallocated internal resources to focus on in-year revenue opportunities.
  Reduced or suspended most discretionary spending, including marketing spend not tied to transactional activity, office expenses, and travel related expenditures.
  Participated in the Canada Emergency Wage Subsidy ("CEWS") program, which provides additional payroll funding for businesses that have been impacted by COVID-19. Effective March 15, 2020 and throughout 2020, we met the eligibility requirements to participate in the program and received payroll funding. Financial results for 2020 included a benefit of $5,322 from the CEWS program. This amount was recorded primarily as a reduction to employment costs and to a lesser extent, a reduction to intangible assets capitalization.
    The Government of Canada extended the CEWS program through to June 2021 and we have collected subsidies during the first quarter of 2021. We intend to continue our participation for the duration of the CEWS program subject to meeting the eligibility criteria.
  Participated in the Canada Emergency Rent Subsidy ("CERS") program, which provides additional funding to cover commercial rent or property taxes for businesses that have been impacted by COVID-19. We became eligible for this subsidy in the second half of 2020. Financial results for the year ended December 31, 2020 include a benefit of $70 from the CERS program, which was recorded as a reduction to operating costs and an increase to finance and other income.
  Participated in the US Small Business Association Payment Protection Program ("PPP") as provided in the Coronavirus Aid, Relief and Economic Security Act ("CARES"). In the second quarter of 2020, we secured and received $301 in funding for our US subsidiaries. The funding was provided in the form of a loan, which may be forgiven if we meet certain criteria under the PPP.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Balance Sheet, Cash Flow and Liquidity: To strengthen our balance sheet and increase our overall liquidity, we have taken the following actions:

  Suspended future share buyback activity under our Normal Course Issuer Bid ("NCIB").
  Paused funding of our restricted share unit ("RSU") plan. As at December 31, 2020, we currently have sufficient RSU's in trust to satisfy future settlement of outstanding RSUs, net of tax, that are scheduled to vest during the full year 2021.
  As a precautionary measure, we drew down $40,000 from our previously undrawn senior secured credit facility in the first quarter of 2020. Since that initial drawdown, we repaid a total of $25,000 over the course of the second, third, and fourth quarters of 2020, bringing the balance down to $15,000 as at December 31, 2020.
    In the fourth quarter of 2020, we took a proactive step to amend our credit facility to better adapt it to address the impact of the COVID-19 pandemic. The amendment suspends the testing of financial covenants for three quarters, beginning with the quarter ended December 31, 2020 through to the end of June 2021. The covenants are replaced through to the end of Q2 2021 with a Minimum Adjusted EBITDA and a Minimum Liquidity test, where we further agreed to extend the Minimum Adjusted EBITDA test two additional quarters. In addition, we agreed to reduce the facility size from $50.0 million to $40.0 million. See "Liquidity and Capital Resources - Credit Facility" below for more details.
  Reduced or suspended capital expenditures.
  Took advantage of tax relief measures in the jurisdictions in which we operate, including the deferral of monthly tax instalments in Canada and Singapore.

The measures we undertook in 2020 were intended to strike a balance between the challenges of the COVID-19 pandemic while establishing as much capacity to accelerate growth when travel restrictions are lifted and the economic environment improves. Due to the uncertainty surrounding the potential outcomes of the COVID-19 pandemic, including the duration of certain government lockdowns and the time required to effectively roll out recently approved COVID-19 vaccinations, it is challenging to reliably estimate the impact of the pandemic on our business in 2021. Depending on the timing of recovery for the travel and loyalty industry, we may take additional expense mitigation measures in the future or undertake additional efforts to secure more capital.

The COVID-19 pandemic had a significant adverse impact on our performance in 2020. Since the middle of March 2020, our transaction levels and corresponding revenue and gross profit have been down significantly and are less predictable. Before the COVID-19 pandemic, quarterly revenue and gross profit could fluctuate significantly period to period depending on the timing, richness, and number of marketing campaigns in our Loyalty Currency Retailing segment. These fluctuations have been exacerbated by the COVID-19 pandemic, as transaction volumes generated by these campaigns have varied considerably. From April 2020 to December 2020, monthly gross profit has averaged 47% of our 2019 monthly average gross profit, but reached as high as 70% of these levels in June 2020.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

It is difficult to estimate how long our transaction volumes, revenue, gross profit and profitability will be significantly impacted by COVID-19. Based on our internal scenario planning, which incorporates projections put out by various institutions, governments and industry publications, at this time we believe we have sufficient liquidity to operate under multiple recovery scenarios.

The vast majority of our loyalty program partners operate in the travel industry and have seen their core operations materially impacted by the COVID-19 pandemic. The impact of travel restrictions and bans globally have forced many of our partners, including airlines, hotels, online travel agencies, and other travel related partners to curtail their operations and layoff or furlough employees, and to seek government support or raise capital through other means, in order to continue operations.

In past economic downturns, we have seen travel companies leverage their loyalty programs and related assets for additional liquidity. Within the current COVID-19 environment, the value of loyalty programs has remained resilient and we believe they are proving to be a crucial source of liquidity for many travel operators. In the first few months of the COVID-19 pandemic, we saw hospitality and airline operators pre-sell their points and miles to their co-branded credit card partners to generate incremental cash. More recently, four major US airlines pledged their frequent flier programs as collateral to secure long-term debt financing. We believe these financings are indicative of the long-term sustainability and belief in the travel and loyalty industry, as the debt is secured by the current and future value of these loyalty programs. Broadly, we believe the health of the loyalty industry will recover as the global economy recovers from the impacts of COVID-19. While the COVID-19 pandemic has significantly impacted our business, we believe the products and services we offer can be leveraged by our loyalty program partners in advance of an economic recovery to drive additional revenues and cash flow.

Outlook and Long-Term Goals

As previously disclosed, given the uncertainty surrounding the pandemic, we suspended our full year 2020 outlook and our long-term goals for 2022. For additional impacts of the COVID-19 pandemic, see "Risks and Uncertainties" section.

Loyalty Currency Retailing

Total revenue for the Loyalty Currency Retailing segment in 2020 was $211,200, a decrease of $179,845 or 46% compared to 2019.  Gross profit in 2020 was $29,597, a decrease of $26,416 or 47% relative to 2019.

Gross profit in 2019 included the benefit of a tax rebate of $6,027 related to prior years. The rebate was recorded as a reduction to direct cost of revenue in the second quarter of 2019. We believe it is appropriate to exclude the impact of this tax rebate from Gross profit when assessing the performance of the loyalty currency retailing segment, as it relates to prior years. Adjusting for the impact of this prior years' tax rebate, gross profit for the year ended December 31, 2019 was $49,986. On this basis, the year- over-year decline in gross profit in 2020 was 41%.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

In line with our consolidated performance, both revenue and gross profit in the Loyalty Currency Retailing segment were adversely impacted by the COVID-19 pandemic. Transactional declines were most significant with our principal partners as we experienced a year-over-year decrease in principal revenue of $177,553 or 48%. Other partner revenue decreased $2,292 or 12% on a year-over-year basis.

Before the COVID-19 pandemic, approximately 35% of transactional activity in Loyalty Currency Retailing was tied to an immediate redemption. This type of transaction volume has experienced a significant decline due to the impact of COVID-19 and the broader travel restrictions that resulted and persisted throughout 2020. Approximately 65% of pre-COVID 19 transactional activity in Loyalty Currency Retailing was generated from marketing campaigns where the purchase of loyalty currency was not tied to an immediate redemption. While this component has also experienced a significant decline in transaction volumes due to COVID-19, it has been the primary driver of our financial performance throughout the pandemic and now represents a much higher proportion of our activity in Loyalty Currency Retailing.

Before the COVID-19 pandemic, our monthly and quarterly results in Loyalty Currency Retailing could fluctuate significantly period to period depending on the timing, richness, and number of marketing campaigns. Fluctuations in revenue and gross profit generated by such activity has been exacerbated by the COVID-19 pandemic, as transaction volumes generated by these campaigns have varied considerably. Our financial results for the second, third and fourth quarter of 2020 were largely a reflection of this variability and unpredictability. While we have had some marketing campaigns generate transaction volumes that were similar to the levels we would have experienced before the pandemic, most campaigns during this period have been significantly lower than what we would have experienced before the pandemic. We expect this variability to continue into 2021 as long as the pandemic continues to significantly adversely impact the broader travel industry.

Direct adjusted operating expenses in 2020 decreased 19% or $2,587 compared to 2019, largely due to savings measures we implemented at the beginning of the pandemic combined with the impact of the CEWS program recognized during the year. Contribution from Loyalty Currency Retailing for 2020 was $18,354, a decrease of 56% over 2019. Excluding the benefit of the tax rebate of $6,027 related to prior years that was recorded in 2019, contribution in 2019 was $36,156. On this basis, the decline in contribution over 2019 was 49%, which was a reflection of the impact of COVID-19 on the segment's gross profit.

From a partnership perspective, we launched three new loyalty program partnerships in the Loyalty Currency Retailing segment during 2020. First, we broadened our reach in the Middle East region, launching our Buy, Gift and Transfer services with Qatar Airways' Privilege Club. In the second half of 2020, we launched two new partnerships in collaboration with Amadeus as a further extension of our ongoing strategic partnership.  In the fourth quarter of 2020, we entered into a new joint partnership with Amadeus and Caribbean Miles, the loyalty program for Caribbean Airlines. Through a single integration between our LCP and Amadeus' Loyalty Management solutions, Caribbean Miles members can now buy miles to boost their own balance, transfer miles, or gift miles to family and friends. Lastly, we launched a new joint partnership with Amadeus and Ethiopian Airlines. The new partnerships enables members of the ShebaMiles program to Buy, Gift or Transfer miles. The new agreement marks Points' first services deployment to an African partner.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

We also continued to expand existing partnerships by deploying new services into market. First, we expanded the services we offered to Air Canada by launching our Buy, Gift, Transfer and Reinstate services for their new Aeroplan program during 2020. We also expanded our relationship with Alaska Mileage Plan, launching our new Accelerate Anything service in the third quarter of 2020. Mileage Plan members can now boost almost any of their prior earnings, including miles earned on credit card spend, retail and lifestyle earns, and travel related spend. Furthermore, in the fourth quarter of 2020, we launched a new Subscription service with United Airlines, allowing select Mileage Plus members the opportunity to subscribe to a monthly buy miles plan.

Platform Partners

Total revenue for the Platform Partners segment for the year ended December 31, 2020 was $5,030, a decrease of 34% over 2019. Similarly, 2020 Gross profit for the segment decreased 38% on a year-over- year basis to $4,299. Since mid-March 2020, revenue and Gross profit in Platform Partners have been adversely impacted by the COVID-19 pandemic, as we experienced reduced transaction volumes throughout 2020. Approximately 46% of Gross profit generated in 2020 was from fixed fees (2019 - 31%), with the remainder of Gross profit generated on a transaction basis.

Direct adjusted operating expenses attributable to the segment were $2,377, a decrease of $1,494 or 39% compared to 2019. The decrease was largely due to a reduction in discretionary spending that commenced at the beginning of the pandemic combined with the impact of the payroll funding received from the CEWS program. The Platform Partners segment generated contribution of $1,922 in 2020, a decrease of 37%, which was largely a reflection of lower gross profit generated during 2020 resulting from the impact of COVID-19.

We continued to build a strong base of partnerships in 2020, integrating our loyalty program partners with third parties. These launches position us well to increase overall activity across our platform when the loyalty and travel industries recover from the COVID-19 pandemic.

In the first half of 2020, we expanded the number of exchange opportunities across our platform. In the first quarter of 2020, we launched an exchange service in the Middle East, with Aimia and HSBC's MyRewards program now being able to transfer loyalty currency into both the Emirates Skywards and Etihad Guest frequent flyer miles.  In the second quarter of 2020, we added Virgin Australia's Velocity program to the Choice Privilege exchange program, and connected Citi Bank's ThankYou points with the Emirates Skywards program. Lastly, we launched a new capability with Chase Bank Ultimate Rewards that allows cardholders to double their points when they transfer bank-branded points into select travel program rewards currencies.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

We also connected large retail brands with our loyalty program partners in 2020. In the third quarter of 2020, we launched a new program between GetYourGuide, a leading marketplace for tour guides and excursions, and Alaska Airlines' Mileage Plan. Users can now earn miles when they shop at GetYourGuide. In addition, we launched a new program with Home Chef, a leading meal box delivery service, to offer frequent flyer miles when consumers sign up and make ongoing purchases.

Lastly, we expanded our partnership with Delta Airlines in the fourth quarter of 2020 with the launch of Delta Choice, a state-of-the-art customer service program that enables customer service agents to better serve their members and improve customer experience and satisfaction.

Points Travel

Revenue in the Points Travel segment for 2020 decreased 55% to $1,157, compared to $2,555 in 2019.  Gross profit in 2020 was $1,107, a decrease of $1,423 or 56% over 2019.  The year-over-year declines in revenue and gross profit were due to the impact of COVID-19, as global travel restrictions had a significant adverse impact on hotel bookings and car rentals during the year. Of our three operating segments, Points Travel was the most significantly impacted by the COVID-19 pandemic.

Beginning in the second half of March, we experienced a significant decline in booking volumes combined with increasing cancellation rates as COVID-19 spread and travel restrictions around the world tightened more broadly. Throughout April and May, the number of daily hotel and car bookings were significantly below pre-COVID levels, with the number of daily cancellations often exceeding new bookings. Transaction trends in the third and fourth quarters of 2020 slowly improved, with daily bookings gradually increasing and cancellation rates slowly decreasing. With that said, overall transaction levels in the Points Travel segment have remained significantly below pre-COVID levels throughout the pandemic.

Direct adjusted operating expenses for the year ended December 31, 2020 were $4,527, a decrease of $2,311 or 34% over 2019. The primary drivers of the decrease were the impact of the CEWS program recognized during 2020, combined with costs saving measures we implemented at the beginning of the pandemic. Points Travel generated a contribution loss of $3,420 in 2020 compared to a contribution loss of $4,308 in 2019. The improvement in contribution was the result of reduced direct adjusted operating expense during 2020, which more than offset the decrease in gross profit.

From a business development perspective, in the first quarter of 2020, we launched a multi-year partnership with Quidco, a cashback site based in the United Kingdom. Quidco's 10 million members can now earn up to 15% cashback when booking hotels through the white label hotel booking site. Quidco represents our first non-travel based partner in Europe and the first cash back program to leverage our Points Travel services.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

REVIEW OF ANNUAL CONSOLIDATED PERFORMANCE

Revenue, Gross Profit, and Gross Margin

Total revenue for the year ended December 31, 2020 was $217,387, a decrease of $183,790 or 46% over 2019. The year-over-year decrease in consolidated revenue was primarily driven by a decline in principal revenue, which decreased $177,579 or 47% from the prior year. The decrease in principal revenue reflected reduced transaction volumes from principal partners in the Loyalty Currency Retailing segment that were adversely impacted by the effects of the COVID-19 pandemic. Other partner revenue in 2020 was $20,482, a decrease of $6,211 or 23% on a year-over-year basis, primarily due to declines from all three operating segments resulting from the significant adverse impact of COVID-19.

For the year ended December 31, 2020, consolidated Gross profit was $35,003, a decrease of 47% over 2019 gross profit of $65,455. Gross profit in 2019 included the benefit of a tax rebate related to prior years of $6,027. The rebate was recorded as a reduction to direct cost of revenue in the second quarter of 2019. We believe it is appropriate to exclude the impact of this tax rebate from Gross profit when assessing our consolidated financial performance, as it relates to prior years. Adjusting for the impact of this prior years' tax rebate, gross profit for the year ended December 31, 2019 was $59,428. On this basis, the year-over-year decline in gross profit in 2020 was 41%.

Similar to the reduction in consolidated revenue, the decline in gross profit was due to the impact of COVID-19, which had a significant adverse impact on all three lines of business beginning in the second half of March and continuing through the remainder of 2020.

Gross margin for the year ended December 31, 2020 was 16.1%, compared to 16.3% in 2019. Adjusting for the impact of the tax rebate related to prior years, Gross margin in 2019 was 14.8%. The slight increase in gross margin in 2020 was largely due to the relative mix of product and partner revenues during 2020 in the Loyalty Currency Retailing segment, with Principal revenue declining more than Other partner revenue.

Total Operating Expenses and Adjusted Operating Expenses

For the year ended December 31, 2020, we incurred consolidated Total operating expenses of $41,356, a decrease of $7,752 or 16% over the prior year. The decrease was largely due to the impact of the CEWS program, which reduced employment expenses by $5,260 during 2020, and expense management measures implemented at the beginning of the pandemic which limited discretionary spending. These two items more than offset the impairment charges of $1,798 related to the Points Travel cash generating unit ("CGU") recorded in the second quarter of 2020, and expenses associated with the additional resources we hired throughout 2019 and the start of 2020.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Similarly, consolidated Adjusted operating expenses for the year ended December 31, 2020 decreased $6,626 or 17% to $32,241. The decrease was primarily due to the aforementioned impact of the CEWS program in 2020 and expense management measures implemented at the beginning of the pandemic, which more than offset expenses associated with resources we hired throughout 2019 and the beginning of 2020.

Finance and other income

Finance and other income mainly consist of interest earned on cash and cash equivalents. Finance and other income for 2020 was $379, a decrease of 58% over the prior year. The year-over-year decrease was primarily due to a decline in short term interest rates since the beginning of the COVID-19 pandemic and lower cash balances held in interest bearing accounts throughout the pandemic relative to 2019.

Adjusted EBITDA and Effective Margin

For the year ended December 31, 2020, consolidated Adjusted EBITDA was $3,141 compared to $21,469 generated in 2019. The decrease in Adjusted EBITDA was largely due to the decline in gross profit, as COVID-19 had a significant adverse impact on transaction levels across all three operating segments since the second half of March 2020.

The reduction in Adjusted EBITDA adversely impacted effective margin. Our Effective margin for the year ended December 31, 2020 was 9.0%, compared to 32.8% for 2019. After adjusting for the impact of the tax rebate related to prior years, Effective margin for 2019 was 36.1%.

Equity-settled share-based payment expense

We incur certain employment related expenses that are settled in equity-based instruments. For the year ended December 31, 2020, Equity-settled share-based payment expenses were $3,129, a decrease of $2,043 or 40%, compared to the year ended December 31, 2019. The year-over-year decrease was primarily due to an expense recovery related to performance-based share options during the year, as the impact of COVID-19 deferred the expected achievement of performance thresholds, which impacted vesting and ultimate expense recognition. RSU expenses also declined compared to the prior year due to a decrease in expected employee incentives.

Tax rebate related to prior years, net of fees

In 2019, we filed for a tax rebate of $6,027, net of fees, related to prior years. This tax rebate was accepted by the tax authorities during the second quarter of 2019 and recorded as a reduction to direct cost of revenue in that period.  In February 2020, we received the tax rebate from the tax authorities.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Depreciation and amortization

For the year ended December 31, 2020, Depreciation and amortization expense was relatively flat with the prior year, increasing $191 or 4% to $4,859.

Foreign exchange gain/loss

We are exposed to Foreign Exchange ("FX") risk as a result of transactions in currencies other than our main functional currency, the US dollar. Unrealized FX gains and losses arise from the revaluation of our balance sheet at the period end rate and realized FX gains and losses arise from the settlement of non-US dollar transactions, which are recorded in the consolidated statements of comprehensive (loss) income for the period. We hold balances in foreign currencies (e.g. non-US dollar denominated cash, funds receivable from payment processors, accounts receivable, accounts payable and accrued liabilities and deposits) that give rise to exposure to FX risk.

The majority of our revenues in the year ended December 31, 2020 were transacted in US dollars. We also generate revenues in EUROs, British Pounds, and other currencies. The direct cost of revenue is primarily denominated in the same currency as the revenue earned, minimizing the FX exposure related to these currencies. Operating expenses are incurred predominantly in Canadian dollars, exposing us to FX risk. We enter into FX forward contracts to mitigate our exposure to the Canadian dollar.

For the year ended December 31, 2020, we recorded a foreign exchange gain of $671 compared to a foreign exchange loss of $401 in the year ended 2019. Foreign exchange gains and losses fluctuate from period to period due to movements in foreign currency rates and non-USD balances held.

Impairment charges

The outbreak of COVID-19 has had a significant negative impact on our transaction volumes, revenue and gross profit. In particular, the Points Travel segment experienced the largest negative impact. As at June 30, 2020, it was determined that the recoverable amount for the Points Travel CGU was lower than the carrying amount. As a result, we recorded an impairment charge of $1,798 in the second quarter of 2020 attributable to this operating segment, including the write-down of goodwill of $1,449, right-of-use assets of $150, prepaid expenses and other assets of $172 and intangible assets of $27. The primary cause for the impairment was the severe downturn in the travel industry as a result of the COVID-19 pandemic, operating results during the second quarter that were lower than expectations, and updated travel industry forecasts that projected a longer recovery period than what was originally expected at the beginning of the pandemic. The non-cash impairment charge is not expected to have an impact on our liquidity, cash flows from operating activities, or our compliance with debt covenants.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Income tax (recovery) expense

We are subject to income tax in multiple jurisdictions and assess our taxable income to ensure eligible tax deductions are fully utilized. For the year ended December 31, 2020, we recorded income tax recovery of $1,460, compared to income tax expense of $5,155 in the prior year. The changes were primarily attributable to a decline in income before tax.

Finance costs

Finance costs mainly consist of interest expense related to lease liabilities and borrowing costs on the drawn portion of our credit facility.  Finance costs for the year ended 2020 was $843, an increase of $632 or 300% over the prior year. The increase was due to interest charges related to the drawdown on our credit facility in March 2020.

Net (loss) income and (loss) earnings per share

	For the year ended
(In thousands of US dollars, except per share amounts)	Dec 31, 2020	Dec 31, 2019	$ Variance	% Variance
Net (loss) income	$(5,357)	$11,889	$(17,246)	(145%)
(Loss) Earnings per share
Basic	$(0.41)	$0.87	$(1.28)	(147%)
Diluted	$(0.41)	$0.86	$(1.27)	(148%)

We generated a net loss of $5,357 for the year ended December 31, 2020 compared to net income of $11,889 in the comparable prior year period.  The decrease in net income from 2019 was primarily due to lower Adjusted EBITDA generated in 2020 resulting from the adverse impact of COVID-19 on transaction levels. In addition, the reduction in net income was also driven by a $6,027 tax rebate recorded in the second quarter of 2019 and an impairment charge of $1,798 related to the Points Travel CGU in the second quarter of 2020. Excluding the impact of the tax rebate related to prior years that was recorded in the second quarter of 2019, net income for the year ended December 31, 2019 was $7,459.

Basic earnings per share are calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 13,222,707 common shares for the year ended December 31, 2020, compared with 13,665,593 common shares for the year ended December 31, 2019. The weighted average number of outstanding common shares for diluted earnings per share was 13,222,707 common shares for the year ended December 31, 2020, compared with 13,812,066 common shares for the year ended December 31, 2019. Basic and diluted loss per share was $0.41 for the year ended 2020 compared to basic and diluted earnings per share of $0.87 and $0.86, respectively, for the year ended 2019. After excluding the impact of the tax rebate related to prior years, basic and diluted earnings per share for the year ended 2019 would have been $0.55 and $0.54, respectively.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at
(In thousands of US dollars)	Dec 31, 2020	Dec 31, 2019	$ Variance	% Variance
Cash and cash equivalents	$73,070	$69,965	$3,105	4%
Cash held in trust	280	2,534	(2,254)	(89%)
Funds receivable from payment processors	5,795	14,302	(8,507)	(59%)
Total funds available	$79,145	$86,801	$(7,656)	(9%)

Our sources of liquidity are primarily our total funds available, cash provided from operating activities, and any borrowings we may have under our credit facility. Total funds available, which we calculate as cash and cash equivalents, funds receivable from payment processors and cash held in trust was $79,145 as at December 31, 2020, which included $15,000 of borrowings on our credit facility. Total funds available can fluctuate between periods due to changes in working capital balances, the timing of promotional activity and partner payments, and the timing of receipts from our payment processors. As a precautionary measure, we drew down $40,000 from our previously undrawn senior secured credit facility in the first quarter of 2020. Since that initial drawdown, we repaid $5,000 in each of the second and third quarter of 2020, and an additional repayment of $15,000 in the fourth quarter of 2020, bringing the balance down to $15,000 as at December 31, 2020.

Historically, we have been able to generate sufficient cash through normal course operations to fund capital expenditure needs, current operating and working capital requirements, purchases of shares under our NCIB and purchases of shares held in trust for future settlement of RSUs. Our ability to generate sufficient cash flows and/or obtain additional sources of funding may be affected by the risks and uncertainties discussed within this MD&A.

As a result of the COVID-19 pandemic, we took certain actions to strengthen our balance sheet and increase our overall liquidity. These actions include the following:

  Suspended future share buybacks under our NCIB.
  Amended our credit facility with our lenders to provide covenant relief through to the end of Q2 2021 while providing continued access to our credit facility.
  Paused funding of our RSU plan. As at December 31, 2020, we currently have sufficient shares in trust to satisfy future settlement of outstanding RSUs, net of tax, that are scheduled to vest during the full year 2021.
  Reduced or suspended capital expenditures.
  Took advantage of tax relief measures in the jurisdictions in which we operate, including the deferral of monthly tax instalments in Canada and Singapore.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Based on our operating experience during the COVID-19 pandemic so far and projections for the pandemic put out by various institutions, governments, agencies, and our internal scenario planning, we believe that we have sufficient liquidity to operate under various recovery scenarios.

Under our amended credit facility, we have various financial and other covenants that we are required to maintain, including a Minimum Adjusted EBITDA and Minimum Liquidity test. We were compliant with all covenants as at December 31, 2020. In addition, the covenant relief that we obtained as part of the amendment of our credit facility will expire following the second quarter of 2021. The duration and the impact of the COVID-19 pandemic on our future financial performance remains uncertain. Based on certain forecast scenarios for the next 12 months, it is possible we could breach a covenant. If we expect to be unable to maintain compliance with such covenants in future periods, we would seek to further amend or obtain additional waivers from our lenders, refinance our credit facility, or repay all or some of the outstanding balance of the credit facility within the next 12 months to avoid a potential breach.

On September 9, 2020, we renewed our NCIB program to repurchase for cancellation up to 661,370 common shares, representing approximately 5% of our issued and outstanding common shares as of August 31, 2020. In connection with this, we also renewed our Automatic Share Purchase Plan. While we are currently not active in the market and do not intend to be in the near term, the renewal positions us to initiate activity if and when we have better visibility on the shape and timing of recovery from the COVID-19 pandemic. Under the terms of our credit facility amendment, we have agreed to not initiate any repurchases under our NCIB program up to and including June 30, 2021.

Credit Facility

On December 10, 2019, we entered into a $50.0 million senior secured revolving credit facility with the Royal Bank of Canada and The Bank of Nova Scotia. This credit facility is available for general corporate purposes, including the financing of working capital, capital expenditures, and acquisitions. The credit facility has a three-year maturity with no fixed repayment dates prior to the end of the three-year term ending December 10, 2022. Borrowings under the credit facility are secured by a first charge over substantially all of our assets. Depending on the type of advance, interest rates under the credit facility are based on Canada prime rate, US base rate, Bankers' Acceptance (BA), London Interbank Offered Rate (LIBOR) or Euro Interbank Offered Rate (EURIBOR) plus an additional 0.75% to 2.00%.

On November 23, 2020, we entered into an agreement with our lenders to amend our existing senior secured credit facility (the "Amendment") to provide covenant relief through June 30, 2021. The Amendment suspends the testing of financial covenants for three quarters, beginning with the quarter ended December 31, 2020 through to the end of June 2021. Under the terms of the Amendment, the net senior leverage ratio, the interest coverage ratio, and the fixed charge coverage ratio, are replaced through to June 30, 2021 with a Minimum Adjusted EBITDA and a Minimum Liquidity test, where we further agreed to extend the Minimum Adjusted EBITDA test two additional quarters. In addition, we agreed to reduce the facility size from $50.0 million to $40.0 million. We also agreed to not initiate any purchases under our Normal Course Issuer Bid and to restrict payments related to our restricted share unit plan up to June 30, 2021. The amended credit facility also includes an anti-cash hoarding clause, which requires a repayment of excess cash borrowings when our unrestricted cash and cash equivalents, plus amounts receivable from payment processors less amounts owing to loyalty partners, exceeds $25,000. Beginning in the third quarter of 2021, this amount will be increased to $30,000. Drawdowns and advances under the amended credit facility are based on Canada prime rate, US base rate, Bankers' Acceptance (BA), London Interbank Offered Rate (LIBOR) or Euro Interbank Offered Rate (EURIBOR) plus an additional 1.75% to 2.75%. The LIBOR is set to be phased out by the end of 2021. Under the Amendment, we have negotiated with the lenders to replace LIBOR with the Secured Overnight Financing Rate (SOFR) as the expected benchmark replacement. The benchmark replacement will be effective at the public statement release by the Benchmark Administrator, with the option for us to early adopt with the approval of the lenders. As at December 31, 2020, we were in compliance with all applicable covenants contained in the amended credit facility.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

On May 31, 2019, our previous credit facilities with the Royal Bank of Canada expired.  The first facility was a revolving operating facility in the amount of $8,500 at an interest rate range of 0.35% to 0.75% per annum over the bank base rate. The second credit facility was a term loan facility of $5,000 to be used solely for the purposes of financing the cash consideration relating to potential acquisitions, at an interest rate range of 0.40% to 0.80% per annum over the bank base rate. We had no borrowing under these previous credit facilities in 2019.

We had no borrowings in 2019 and were in compliance with all applicable covenants under the credit facility as at December 31, 2019.

Sources and Uses of Cash

	For the year ended
(In thousands of US dollars)	Dec 31, 2020	Dec 31, 2019	$ Variance	% Variance
Operating activities	$(5,026)	$24,364	$(29,390)	(121%)
Investing activities	(2,287)	(2,378)	91	(4%)
Financing activities	11,523	(20,938)	32,461	(155%)
Effects of exchange rates	(1,105)	(214)	(891)	416%
Change in cash and cash equivalents	$3,105	$834	$2,271	272%

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services we offer and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities may vary significantly between periods due to changes in working capital balances, the timing of our promotional activity and partner payments, and the timing of receipts from our payment processors. Cash flows used in operating activities were $5,026 for 2020, compared to cash flows provided by operating activities of $24,364 in the prior year. The decrease of $29,390 was mainly due to the impact of lower sales activity at the end of 2020 relative to the end of 2019 and the resulting impact on working capital of COVID-19, as well as the significant adverse impact the pandemic had on overall financial performance in 2020, partially offset by the receipts under the CEWS program of $4,801. In 2019, cash flows provided by operating activities were impacted by the receivable of the tax rebate related to prior years of $6,027, which was accepted by the relevant tax authorities in the second quarter of 2019. This tax rebate was ultimately collected in the first quarter of 2020, which benefited cash flows from operations in 2020.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Investing Activities

Cash flows used in investing activities during the year ended December 31, 2020 was $2,287, a decrease of $91 or 4% over the prior year. Investing activities in 2020 primarily related to the purchase of property and equipment and internally developed intangible assets, including development efforts focused on creating new capabilities to our existing products and services.

Financing Activities

Cash flows provided by financing activities during the year ended December 31, 2020 was $11,523, compared to cash flows used in financing activities of $20,938 in the prior year. The cash inflows in 2020 included a draw down of $40,000 from our previously undrawn senior secured credit facility in March 2020 and the subsequent aggregate repayments of $25,000 throughout the second, third and fourth quarters of 2020. Financing activities for the year ended December 31, 2020 also reflect the repurchase of 67,483 common shares for cancellation under our NCIB for $1,042 and withholding taxes paid on the net settlement of RSUs of $1,209. As a result of the COVID-19 pandemic, we took measures in the second half of March 2020 to suspend future share buyback activity under our NCIB and pause funding of our RSU plan. Financing activities for 2020 also reflect the payment of lease obligations of $1,293.

Contractual Obligations and Commitments

(In thousands of US dollars)	Total	Year 1	Year 2	Year 3	Year 4	Year 5+
Direct cost of revenue(1)(2)	$ 448,585	$ 169,868	$ 126,076	$ 117,406	$ 35,235	$ -

(1) For certain loyalty partners, we guarantee a minimum level of points/miles purchases for each contract year, over the duration of the contract term with the loyalty partner.  We evaluate each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.

(2) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the disclosure above.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Our principal revenue obligations represent contractual commitments on the minimum value of transactions processed over the term of our agreements with certain loyalty program partners in our Loyalty Currency Retailing segment. Under this type of guarantee, in the event that the sale of loyalty program currencies is less than the guaranteed amounts, we would be obligated to purchase additional miles or points from the loyalty program partner equal to the value of the revenue commitment shortfall. We fund our principal revenue obligations through working capital.

While the COVID-19 pandemic is likely to have a significant adverse impact on our ability to meet the minimum value of transactions we have committed to in certain contracts in the Loyalty Currency Retailing segment, at this time, we do not believe there will be a significant impact on our liquidity in the event where revenue guarantees are not met due to certain contractual provisions in our contracts. However, this may change depending on the length, severity and potential outcomes of the COVID-19 pandemic, and we will continue to monitor business performance in the context of these commitments.

Financial Instruments

We have customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in FX exchange rates. We are primarily exposed to the Canadian dollar, the EURO and the British Pound. Revenues earned from our partners based in Canada are contracted in and paid in Canadian dollars. We use these funds to fund the Canadian operating expenses thereby reducing our exposure to foreign currency fluctuations.

As part of our risk management strategy, we enter into FX forward contracts extending out to approximately one year to reduce the FX risk with respect to Canadian dollar denominated disbursements. These contracts have been designated as cash flow hedges. We do not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative's gain or loss is recognized in net income. For the year ended December 31, 2020, we reclassified a loss of $282, net of tax, from other comprehensive income into net income (2019 - reclassified a loss of $404, net of tax, from other comprehensive income into net income). The cash flow hedges were effective for accounting purposes during the year ended December 31, 2020. Realized losses from our hedging activities in 2020 were driven by the changes in the relative strength of the US dollar compared to the Canadian dollar.

As at December 31, 2020, forward contracts with a notional value of $18,830 (December 31, 2019 - $19,860) and in a net asset position of $827 (2019 - net asset position of $228), with settlement dates extending to November 2021, have been designated as cash flow hedges for hedge accounting treatment under IFRS 9, Financial Instruments. These contracts are intended to reduce the FX risk with respect to anticipated Canadian dollar denominated expenses. Refer to Note 21 in our December 31, 2020 consolidated financial statements for further details.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 23,956 shares.

Securities with Near-Term Expiry Dates - Outstanding Amounts as at the date of the MD&A

Security Type	Date of Expiry	Number	Exercise Price (CAD$)
Option	March 10, 2021	14,570	$ 9.89
Option	May 12, 2021	5,333	$ 12.14
Option	Aug 22, 2021	4,053	$ 10.54
Total		23,956

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

BALANCE SHEET

(In thousands of US dollars)
Consolidated Balance Sheet Data as at	Dec 31, 2020	Dec 31, 2019
Cash and cash equivalents	$73,070	$69,965
Cash held in trust	280	2,534
Funds receivable from payment processors	5,795	14,302
Accounts receivable	3,559	21,864
Prepaid taxes	1,760	194
Prepaid expenses and other assets	3,075	2,153
Total current assets	$87,539	$111,012
Property and equipment	1,529	2,371
Right-of-use assets	1,862	3,060
Intangible assets	12,130	12,806
Goodwill	5,681	7,130
Deferred tax assets	3,087	2,105
Other assets	202	216
Total non-current assets	$24,491	$27,688
Total assets	$112,030	$138,700

Accounts payable and accrued liabilities	$5,766	$13,766
Income taxes payable	489	2,326
Payable to loyalty program partners	50,629	78,270
Current portion of lease liabilities	1,156	1,323
Current portion of other liabilities	847	797
Current portion of long term debt	3,500	-
Total current liabilities	$62,387	$96,482

Long term debt	11,500	-
Lease liabilities	1,136	2,209
Other liabilities	57	95
Deferred tax liabilities	1,731	722
Total non-current liabilities	$14,424	$3,026
Total shareholders' equity	$35,219	$39,192
Total liabilities and shareholder's equity	$112,030	$138,700

Cash and cash equivalents

Cash and cash equivalents balance increased $3,105 compared to the end of 2019. The increase in cash and cash equivalents was largely due to the borrowings of $15,000 from our senior credit facility, partially offset by a decrease in sales at the end of 2020 compared to the end of 2019.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash held in trust

Cash held in trust represents funds received from customers, primarily Canadian, not yet remitted to service providers for the Points Travel segment in accordance with certain geographic regulatory requirements. As at December 31, 2020, the balance for cash held in trust was $280, a decrease of $2,254 compared to the end of 2019, mainly due to the decline in transaction volumes in the Points Travel segment as a result of the COVID-19 pandemic.

Funds receivable from payment processors

Funds receivable from payment processors represents the gross value of retail transactions, or gross sales, charged to and paid by end consumers that are held with our payment processors. On average, cash collected from end consumers is typically deposited into our bank accounts by our payment processors two days from the date of sale.  This balance decreased $8,507 compared to the end of 2019, which is largely attributable to the volume of sales activity at the end of the period relative to the end of the prior year period, as well as the timing of receipts from our payment processors. In general, this balance can vary significantly depending on the timing and richness of promotional activity at the end of a given period. Generally, if the end of a period contains a high level of promotional activity, the receivable from payment processors balance will be higher relative to a period with lower promotional activity at the end of a period. For the year ended December 31, 2020, the decrease in this balance was primarily driven by the adverse impact of the COVID-19 pandemic on sales activity.

Accounts receivable

Accounts receivable decreased $18,305 compared to the end of 2019. The decrease was primarily due to the receipt of funds in the first quarter of 2020 related to a tax rebate for prior years that was accepted by the relevant tax authorities in the second quarter of 2019, and to a lesser extent, lower receivables from certain loyalty programs and platform partners in our Points Travel and Platform Partners segments due to lower transactional activity.

Right-of-use assets

Right-of-use assets decreased by $1,198 compared to the end of 2019 due to deprecation and impairment of the Points Travel CGU in the second quarter of 2020.

Deferred tax assets

Deferred tax assets were $3,087 as at December 31, 2020, an increase of $982 compared to the end of 2019.  The majority of this balance related to losses incurred in 2020 which we expect to use in the future.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities decreased $8,000 compared to the end of 2019. The decrease was primarily due to lower payable balances due to reduced transaction volumes, the payment of consulting fees and other trade payables in the first quarter of 2020, lower annual employee incentives compared to the prior year and the timing of payments.

Long term debt

Long term debt represents the outstanding balance on the senior secured revolving credit facility. As at December 31, 2020, $15,000 (2019 - nil) was drawn on the senior secured credit facility. At the end of the fourth quarter of 2020, our cash levels increased to an amount which triggered a repayment of $3,500 under the anti-cash hoarding clause of the amended credit facility. This repayment was made subsequent to year end and was presented as current portion of long term debt on the consolidated statements of financial position as at December 31, 2020 (2019 - nil).  The remaining balance of $11,500 was recorded as long term debt on the consolidated statements of financial position as at December 31, 2020 (2019 - nil).

Lease liabilities

As at December 31, 2020, the current and non-current portion of lease liabilities were $1,156 and $1,136, respectively, compared to $1,323 and $2,209 at the end of 2019. The decrease in lease liabilities from the prior year was due to lease payments made during 2020.

Income taxes payable

Income taxes payable decreased by $1,837 compared to the end of 2019, due to timing of corporate income tax instalments made to tax authorities, offset by the 2020 tax provision.

Payables to loyalty program partners

Payables to loyalty program partners decreased $27,641 compared to the end of 2019. Fluctuations in payable to loyalty program partners is generally attributable to the timing of payments made to loyalty program partners and the timing of sales activity in the previous month.  On average, we remit funds to loyalty program partners for monthly sales activity approximately 30 days after the end of the month. For the year ended December 31, 2020, the decrease in this balance was primarily driven by the impact of COVID-19 and its adverse impact on sales activities.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE DATA

As of March 3, 2021, there were 13,227,407 common shares outstanding.

As of March 3, 2021, there were 1,021,156 outstanding options. The options have exercise prices ranging from $9.89 CAD to $19.37 CAD with a weighted average exercise price of $14.54 CAD. The expiration dates of the options range up to December 23, 2025.

The following table lists the common shares issued and outstanding as at March 3, 2021 and the securities that are currently convertible into or exercisable for common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	13,227,407
Potentially Issuable: Share options	1,021,156	CAD$ 14,844,595
Common Shares Issued & Potentially Issuable	14,248,563	CAD$ 14,844,595
Securities Excluded from Calculation: Options Available for grant from ESOP(1)	508,704

(1) "ESOP" is defined as the Employee Share Option Plan. The number of options available for grant is calculated as the total share option pool less the number of outstanding share options.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

FOURTH QUARTER RESULTS

	For the three months ended
(In thousands of US dollars, except share and per share amounts) (unaudited)	31-Dec-20	31-Dec-19	31-Dec-18
Consolidated
Principal revenue	$51,257	$98,154	$88,349
Other partner revenue	5,101	8,853	6,569
Total revenue	56,358	107,007	94,918
Gross profit	8,484	17,589	14,105
Gross margin[1]	15%	16%	15%
Adjusted operating expense[1]	8,228	10,577	9,293
Finance and other income	106	181	220
Adjusted EBITDA[1]	362	7,193	5,032
Effective Margin[1]	4%	41%	36%
Total Operating Expenses	9,507	13,489	11,214
Net (loss) income	(683)	2,758	2,246
(Loss) Earnings per share
Basic	$(0.05)	$0.21	$0.16
Diluted	$(0.05)	$0.20	$0.16
Weighted average shares outstanding
Basic	13,227,407	13,333,597	14,172,956
Diluted	13,227,407	13,510,543	14,241,846
Total assets	$112,030	$138,700	$122,540
Total liabilities	76,811	99,508	81,530
Shareholders' equity	$35,219	$39,192	$41,010

1 Refer to the "Performance indicators and Non-GAAP financial measures" section for definition and explanation.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL INFORMATION BY SEGMENT

	For the three months ended
(In thousands of US dollars) (Unaudited)	31-Dec-20	31-Dec-19	$ Variance	% Variance
Loyalty Currency Retailing
Principal revenue	$50,674	$97,620	$(46,946)	(48%)
Other partner revenue	4,392	6,346	(1,954)	(31%)
Total revenue	55,066	103,966	(48,900)	(47%)
Gross profit	7,379	14,746	(7,367)	(50%)
Direct adjusted operating expenses[1]	2,954	3,714	(760)	(20%)
Contribution[1]	4,425	11,032	(6,607)	(60%)
Platform Partners
Principal revenue	583	534	49	9%
Other partner revenue	434	1,469	(1,035)	(70%)
Total revenue	1,017	2,003	(986)	(49%)
Gross profit	832	1,826	(994)	(54%)
Direct adjusted operating expenses[1]	566	979	(413)	(42%)
Contribution[1]	266	847	(581)	(69%)
Points Travel
Principal revenue	-	-	-	-
Other partner revenue	275	1,038	(763)	(74%)
Total revenue	275	1,038	(763)	(74%)
Gross profit	273	1,017	(744)	(73%)
Direct adjusted operating expenses[1]	958	1,810	(852)	(47%)
Contribution[1]	$(685)	$(793)	$108	(14%)

1 Refer to the "Performance indicators and Non-GAAP financial measures" section for definition and explanation.

We generated consolidated revenue of $56,358 for the three months ended December 31, 2020, a decrease of 47% over the fourth quarter of 2019. The year-over-year decrease in consolidated revenue was primarily driven by a decline in principal revenue, which decreased 48% from the prior year period, reflecting reduced transaction volumes in the Loyalty Currency Retailing segment that was adversely impacted by the affects of the COVID-19 pandemic.

Consolidated Gross profit in the fourth quarter of 2020 was $8,484, a decrease of $9,105 or 52% over the comparable prior year period, but increased by $2,780 or 49% sequentially from the third quarter of 2020. The decrease from the comparable prior year period was mainly due to the significant adverse impact COVID-19 had on all three operating segments in the fourth quarter. The increase in Gross profit from the third quarter of 2020 was mainly attributable to the Loyalty Currency Retailing segment, driven by increased promotional activity in the fourth quarter relative to the third quarter of 2020.

Total operating expenses were $9,507 for the fourth quarter of 2020, a decrease of $3,982 or 30% over the comparable prior year period. Consolidated adjusted operating expenses were $8,228 in the fourth quarter of 2020, a decrease of $2,349 or 22% compared to the fourth quarter of 2019. The decreases in both total operating expenses and adjusted operating expenses in the fourth quarter of 2020 were primarily due to the impact of the CEWS program and expense management measures implemented at the beginning of the pandemic.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Adjusted EBITDA was $362 for the fourth quarter of 2020 compared to $7,193 in the comparable prior year quarter. The decrease was largely due to decreased contribution in the fourth quarter of 2020 as a result of the adverse impact of COVID-19 on all three of our operating segments.

Fourth Quarter Net Income and Other Expenses

This section discusses consolidated net income and other expenses as shown below.

	For the three months ended
(In thousands of US dollars) (unaudited)	Dec 31, 2020	Dec 31, 2019	$ Variance	% Variance
Net (loss) income	$(683)	$2,758	$(3,441)	(125%)
Income tax (recovery) expense	(486)	1,475	(1,961)	(133%)
Finance cost	252	48	204	425%
Depreciation and amortization	1,178	1,269	(91)	(7%)
Foreign exchange gain	(375)	(7)	(368)	5,257%
Equity-settled share-based payment expense	476	1,650	(1,174)	(71%)
Adjusted EBITDA	$362	$7,193	$(6,831)	(95%)

During the fourth quarter of 2020, equity-settled share-based payment expense was $476, a decrease of $1,174 or 71% over the same period in 2019. The decrease in equity-settled share-based payment expense compared to the prior year period was primarily due to the expense recovery related to performance-based share options during the quarter, as the impact of COVID-19 deferred the expected achievement of performance thresholds, which impacted vesting and ultimate expense recognition. RSU expenses also declined from the comparable prior year period due to a decrease in expected employee incentives.

Depreciation and amortization expense in the fourth quarter of 2020 was relatively flat with the comparable prior year period, decreasing slightly by 7% to $1,178.

Income tax recovery was $486 for the quarter ended December 31, 2020 compared to income tax expense of $1,475 in the prior year period, which was generally in line with the decrease in income before taxes.

Fourth Quarter Net income and earnings per share

	For the three months ended
(In thousands of US dollars, except per share amounts) (unaudited)	Dec 31, 2020	Dec 31, 2019	$ Variance	% Variance
Net (loss) income	$(683)	$2,758	$(3,441)	(125%)
(Loss) Earnings per share
Basic	$(0.05)	$0.21	$(0.26)	(124%)
Diluted	$(0.05)	$0.20	$(0.25)	(125%)

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

We generated a net loss of $683 for the quarter ended December 31, 2020 compared with net income of $2,758 for the quarter ended December 31, 2019.  The decrease was primarily due to lower Adjusted EBITDA in the fourth quarter of 2020 due to the adverse impact of COVID-19, partially offset by higher income tax recovery and lower equity-settled share-based payment expense relative to the prior year period.  Basic and diluted loss per share for the quarter ended December 31, 2020 was $0.05, as compared to basic and diluted earnings per share of  $0.21 and $0.20, respectively, for the quarter ended December 31, 2019.

Sources and Uses of Cash

	For the three months ended
(In thousands of US dollars) (unaudited)	Dec 31, 2020	Dec 31, 2019	$ Variance	% Variance
Operating activities	$25,773	$23,095	$2,678	12%
Investing activities	(275)	(980)	705	(72%)
Financing activities	(15,369)	(5,627)	(9,742)	173%
Effects of exchange rates	(1,075)	(849)	(226)	27%
Change in cash and cash equivalents	$9,054	$15,639	$(6,585)	(42%)

THREE YEAR SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts) (Unaudited)
Three month period ended	Total Revenue	Net (loss) income	Basic (loss) earnings per share	Diluted (loss) earnings per share
December 31, 2020	$56,358	$(683)	$(0.05)	$(0.05)
September 30, 2020	37,449	(2,467)	(0.19)	(0.19)
June 30, 2020	40,907	(3,325)	(0.25)	(0.25)
March 31, 2020	82,673	1,118	0.08	0.08
December 31, 2019	107,007	2,758	0.21	0.20
September 30, 2019	97,997	1,098	0.08	0.08
June 30, 2019	100,230	6,276	0.46	0.45
March 31, 2019	95,943	1,757	0.13	0.12
December 31, 2018	94,918	2,246	0.16	0.16
September 30, 2018	94,358	1,476	0.10	0.10
June 30, 2018	97,859	1,812	0.12	0.12
March 31, 2018	89,110	2,258	0.16	0.16

Generally, increases in transaction levels, revenues and gross profit will drive higher overall profitability. Our revenues are primarily impacted by retaining loyalty program partners and growing the performance of products deployed with these partners, adding new loyalty program partners, and cross-selling new products to existing loyalty program partners during the year. In the absence of launching any new loyalty program partners or new products, quarterly revenues will be impacted by the level of marketing and promotional activity carried out, which will vary quarter to quarter.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Historically, we have been able to consistently grow revenue by adding new loyalty program partnerships year after year. In addition, we have been able to grow revenues with existing partnerships year-over-year by improving our ability to consume loyalty data across the LCP to drive and inform our marketing efforts. Revenue growth has also come from our ability to cross-sell additional loyalty products and services to existing partners. In 2020, this trend has been reversed due to the adverse impact of the COVID-19 pandemic.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

Revenue Recognition and Presentation

Principal versus Agent

Our revenue is categorized as principal or other partner revenue. When deciding the most appropriate basis for presenting revenue and direct costs of revenue, we look at the terms of our contractual arrangements with our loyalty program partners and their members.  This determination requires the exercise of judgment and management usually considers whether:

● We obtain control of the product or service prior to transferring it to the end consumer;

● We have inventory risk before or after the customer order;

● We act on behalf of the loyalty partner or the program member in identifying the customer in certain arrangements;

● We are primarily responsible for providing the specified goods or service to the customer; and

● We have discretion in establishing prices for the specified goods or services.

Where our role in a transaction is that of a principal, revenue is recognized on a gross basis.  Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of revenue. When our role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned and is recorded in other partner revenue in the consolidated statements of comprehensive (loss) income.

Evaluation of Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the estimated fair value of the identifiable assets acquired and the liabilities assumed.  The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management's judgment and estimates that use inputs that may not be readily observable.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

The allocation of the purchase price affects our results as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

We test goodwill for impairment annually or when an impairment indicator is considered to exist, to determine whether the carrying value exceeds the recoverable amount.  The duration and impact of the COVID-19 pandemic remains unknown. Some of the key assumptions used in calculating the value in use of a CGU or group of CGUs, i.e. the net present value of the future cash flows associated with the CGU or group of CGUs, including anticipated cash flows from the CGU, the likelihood that partners will renew existing contracts and enter into products arrangements with us in the future, discount rates, and terminal growth rates may change in future periods. We prepare forecasts that assess the specific risks related to each individual CGU separately and are used to determine the value in use of the CGU or group of CGUs to which goodwill has been allocated. Given the high degree of uncertainty associated with the impact of COVID-19, management used multiple, probability weighted cash flow projections in determining the recoverable amount, where appropriate.

Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of aggregate amounts we spend on internal use software development costs as well as acquired technology and customer relationships.  The relative size of our intangible assets, excluding goodwill, makes the judgments surrounding the estimated useful lives critical to our financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management's judgment of the period over which economic benefit will be derived from the assets.  The useful life is determined by management and is reviewed at least annually for appropriateness.  The determination of useful life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as technological change.  Historically, changes in useful lives have not resulted in material changes to our amortization charge.

Property and equipment

Estimates and assumptions used to determine the carrying value of property and equipment and related depreciation impact to our financial position and performance.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. Increasing an asset's expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive (loss) income. The useful lives and residual values of our assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to our depreciation expense.

Right-of-use assets and Lease liabilities

Management applied judgment in determining the lease term for some lease contracts that include renewal options. The assessment of whether we are reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

We also make judgements in determining the incremental borrowing rate used in measuring the lease liabilities, reflecting the rate that we would have to pay for a loan of similar term, with similar security, to obtain an asset of similar value.

For our accounting policies and critical accounting estimates and judgments, refer to our consolidated financial statements for the year ended December 31, 2020. The preparation of the consolidated financial statements in accordance with IFRS, requires us to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

NEW STANDARDS ADOPTED IN 2020

The following amendments to IFRS are effective from January 1, 2020, but they did not have a material impact on our consolidated financial statements:

  IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors - the amendments clarify the definition of material.
  IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosures and IFRS 9, Financial Instruments - the amendments detailed the fundamental reform of major interest rate benchmarks being undertaken globally to replace or redefine Inter-Bank Offered Rates (IBORs) with alternative nearly risk-free benchmark rates (referred to as "IBOR reform"). There is significant uncertainly over the timing of when the replacements for IBORs will be effective and what those replacements will be. We will actively monitor IBOR reform and consider circumstances as we renew or enter into new financial instrument contracts.
  IFRS 16, Leases - the amendment allow lessees to not assess whether a COVID-19 related rent concession is a lease modification.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES

Our results of operations and financial condition are subject to a number of risks and uncertainties and are affected by a number of factors outside of the control of management. The following section summarizes certain of the major risks and uncertainties that could materially affect our future business results going forward. The risks described below may not be the only risks we face. Other risks which currently do not exist or which are deemed immaterial may surface and have a material adverse impact on our results of operations and financial condition.

The COVID-19 pandemic and related measures to mitigate it are likely to continue having a significant adverse impact on our business. The length, severity and potential outcomes of the pandemic are currently uncertain. The longer the pandemic persists and continues to result in a decline in travel activity or demand for travel, the more material the effects of the pandemic are likely to be on our business.

Our financial results and prospects are predominantly dependent on the sale or redemption of loyalty currency associated with travel related loyalty programs. The rapid spread of COVID-19 has had a significant adverse impact on the demand and availability of air travel and hospitality services. The ability of our loyalty program partners to continue to drive commercial activity to their businesses has been materially impacted, and the value and overall popularity of their loyalty programs may decline significantly or suffer long-term, which could materially impact our ability to generate ongoing revenue from related loyalty transactions.

At this time, we are unable to predict whether the COVID-19 pandemic will result in permanent changes to our customers' and our loyalty program partners' customers behaviour. Such changes could include, but are not limited to, a permanent reduction in business travel due to the increased use of teleconferencing services, and more broadly a general reluctance by consumers to travel for leisure purposes. It is also difficult to predict how loyalty programs will change in the future in response to the COVID-19 pandemic and its impacts on the global travel industry. Such changes could include, but are not limited to, a change in loyalty program structures, changes in earn rates and redemption tables, and changes to tier status requirements. There can also be no assurance that the popularity of loyalty programs will remain when and if the travel industry recovers from the COVID-19 pandemic. A change in consumer tastes towards travel and loyalty programs may have a material adverse impact on our ability to generate ongoing revenue from transactions.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Many of our loyalty program partners have significant amounts of fixed obligations and have or are seeking significant new capital, debt or government assistance in the short term to sustain operations throughout the COVID-19 pandemic. There can be no assurance our partners will have sufficient liquidity to sustain operations throughout the duration of the COVID-19 pandemic.

The impact of the COVID-19 pandemic has caused many of our loyalty program partners in the travel industry to seek significant amounts of additional liquidity in the short-term, including the issuance of debt and equity. Depending on the length and severity of the COVID-19 pandemic, our loyalty program partners' cash flow from operations and available capital may be insufficient to meet their obligations and commitments, which could cause them to cease operations or become insolvent. There can be no assurance that our loyalty program partners will be able to sustain operations in the future, which could lead to the loss of loyalty program partnerships, revenue and gross profit, which could have a material adverse impact on our financial performance and financial condition.

We depend on a limited number of partners for a significant portion of our consolidated revenue. Depending on the impact of the COVID-19 pandemic on these loyalty program partners, in the event that these partners cease operations or become insolvent, it could have a material adverse effect on our financial performance and financial condition.

Airline or travel industry disruptions, such as an airline insolvency, continued airline consolidation, or other factors could adversely impact the demand for loyalty currency services and our growth and profitability

The majority of our loyalty program partners operate in the travel industry. The ability of our loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and the value they have to end‐customers is what drives our business activity. We generate the majority of our revenue from end‐customers who are transacting loyalty miles/points through our online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry globally may adversely affect our ability to generate ongoing revenue from transactions.

Consolidation activity in the airline industry is common and has been part of an industrywide solution to address structural financial problems. This activity could potentially increase due to increasing operating costs, or bankruptcy of major carriers. Additional consolidation activity among our partner base could result in the loss of a partnership and potentially have an adverse impact on our future earnings.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

We derive a substantial amount of our total revenue from only a few of our loyalty program partner relationships

We depend on a limited number of large clients for a significant portion of our consolidated revenue. There were three loyalty program partners for which sales to their members represented 64% and 69% of our consolidated revenues for the years ended December 31, 2020 and 2019, respectively. A decrease in revenue or gross profit from these partner relationships for any reason, including a fundamental change in their loyalty program, a change in contractual pricing, a significant shift in their redemption chart, or a decision to no longer outsource some or all of the products and services we provide, could have a material adverse effect on our consolidated revenue. As it relates to the Loyalty Currency Retailing services we operate for these three partners, we act as principal where revenues are recognized on a gross basis. We believe gross profit is a more relevant metric to assess our partner concentration, as it represents the amount of revenues that are available to fund expenses and the economics we earn from our commercial arrangements with our loyalty program partners. Gross profit generated through commercial arrangements with our top 10 loyalty program partners represented 74% of our consolidated gross profit for the years ended December 31, 2020 and 2019.

We rely on contractual relationships with loyalty program partners that are subject to termination and renegotiation

There can be no assurance that we will be successful in maintaining our existing contractual relationships with our loyalty program partners. Our loyalty program partners have in the past, and may in the future, negotiate arrangements that may be short‐term and subject to renewal, non‐exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long‐term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with us or to negotiate from time to time more preferential financial and other terms than originally contracted. We cannot ensure that such negotiations will not have a material adverse effect on the financial condition or results of our operations. In addition, partners have in the past, and may in the future, exercise their termination rights. While we have generally been successful in growing the number of our loyalty program partners despite any terminations, we cannot ensure that we will continue to be able to do so.

We generally enter into multi-year contracts with our loyalty program partners. Our contracts also generally include a force majeure clause. If such clauses are invoked by us or our loyalty program partners as a result of the COVID-19 pandemic, and the force majeure event extends for a significant amount of time, the invocation of such clauses may give rise to a termination right under the contract. The exercise of such termination rights by certain loyalty program partners could have a material adverse impact on our business.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

We could face significant competition from other companies in the loyalty industry including loyalty program partners that may have, or develop, in‐house business solutions departments that could take responsibility for services we currently provide, as well as, significant competition from the online travel agency industry including existing and new online travel agencies that directly compete against our Points Travel product

Our Loyalty Currency Retailing services must compete with a wide range of companies that provide business solutions technology, from small companies to large.  Many existing and potential competitors do or could have greater technical or financial resources.  Our financial performance may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors may not be formed. In addition, no assurances can be given that we may not lose some or all of our arrangements with our loyalty program partners, including our larger loyalty program partners, thereby decreasing our ability to compete and operate as a viable business. In addition, the increasing popularity of open source technology places greater risk on the proprietary technology we offer to existing and potential partners.

Loyalty partners may have, or may develop, in‐house business solutions such as a cash and points product that could replace or compete with the products and services we offer. Any competition or adverse change in the business relationship described above could have a material adverse impact on our business, operations and prospects.

With respect to the services included in the Platform Partners segment, direct and indirect competitors could include any organization seeking access to customers through direct marketing channels, as well as any technology solutions company that is capable of providing redemption and accrual options for loyalty programs. Redemption and accrual based products offered directly by us or indirectly through third-parties that manage their applications on the LCP, face competition from other technology solutions providers that offer similar types of services to loyalty programs. Additional direct and indirect competitors may emerge in the future.

Further, with respect to our Points Travel services, we face significant competition from other online travel agencies in winning business with loyalty programs. Many existing and potential competitors in the online travel agency industry do or could have greater technical and or financial resources than we do, and may adversely impact our ability to win new partnerships with loyalty programs. In addition, the competition for online hotel bookings and car rentals is intense.  End consumers can book hotels or cars through multiple channels online, including with existing OTAs with well established commercial brands and extensive financial and marketing resources, or direct with hotels and car rental companies who also have well established brands.  We may be unable to compete effectively with other companies in this industry, which could lead to less loyalty program partnerships, reduced market share, and a decrease in revenue.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

We may not be able to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned

As the COVID-19 pandemic continues to unfold, uncertainty may arise with respect to our ability to launch new loyalty program partnerships with existing products or launch new products with new or existing partnerships, including realizing expected cross-selling opportunities, as expected or planned. In addition, the value of prospective partner or new products may be significantly lower than our original expectations before the COVID-19 outbreak.

We could face significant liquidity risk if we fail to meet contractual performance commitments

We have made contractual guarantees on the minimum value of points and miles that will be processed over the term of our agreements with certain loyalty program partners, which, for the most part, have historically been met. The commitments are measured annually. The impact of COVID-19 has had a significant impact on our transaction volumes and overall sales activity, which could materially impact our ability to meet our contractual commitments. There is a risk that these commitments may not be met, resulting in us being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. Our ability to use or sell any purchased points/miles is limited by the terms of our contracts.  As a result, there is a risk that we may have difficulty in selling or making use of this inventory which could have a material adverse effect on our business, revenues, operating results and financial condition.  There is also a risk that we may have insufficient resources to purchase any shortfall and that we may need to obtain financing to meet such commitments.  There is a risk that such financing may not be available to us.  The failure to obtain such financing could have a material adverse impact on our business, operating results and financial condition.  While the COVID-19 pandemic is likely to have a significant adverse impact on our ability to meet the minimum value of transactions we have committed to in certain contracts in the Loyalty Currency Retailing segment, at this time, we do not believe there will be a significant impact on our liquidity in the event where revenue guarantees are not met due to certain contractual provisions in our contracts. However, this may change depending on the length, severity and potential outcomes of the COVID-19 pandemic, and we will continue to monitor business performance in the context of these commitments.

Our senior secured credit facility includes financial and other covenants. Failure to comply with these covenants could result in events of default

Our credit facility and subsequent amendments have various financial and other covenants that require us to maintain certain financial ratios, including minimum Adjusted EBTIDA, and minimum liquidity. In addition, the covenant relief that we obtained as part of the amendment to our credit facility will expire after the second quarter of 2021. Based on the reduction in sales activity that we are currently experiencing as a result of the COVID-19 pandemic and given the limited visibility to the future recovery of demand, there is a range of possible outcomes where our earnings could be reduced enough to result in a breach of one of the covenants.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

If we believe we are unable to maintain compliance with such covenants in future periods, we would seek to further amend or obtain additional waiver from our lenders, refinance our credit facility, or take other mitigating actions prior to a potential breach. There can be no assurance that our efforts to obtain further amendment or additional waiver, refinance or restructure our facility, or the other mitigating actions we may take, would be successful.

In addition, our ability to access the undrawn portion of our credit facility may be restricted at a time when we would like, or need, to do so. The impact of COVID-19 on our financial performance, covenants and other restrictions may affect our ability to satisfy the drawdown conditions under our credit facility. Given the uncertainty regarding the COVID-19 pandemic, there is no assurance as to the amount or timing of when we may be able to make any additional draws.

Political disputes or sanctions may impact our ability to operate in certain geographical markets or with selected organizations

We have partnerships with loyalty programs that are located or operate in various geographical locations. In addition, we conduct transactions with loyalty program members around the world. Political disputes between governments or nations may impede our ability to continue to provide products or services to existing loyalty program partners or to sell products to new loyalty programs that are located in or operate in certain geographical locations. Governments prohibiting transactions with organizations located in specified geographical locations or associated with certain organizations may reduce or eliminate our ability to do business with those organizations or within certain geographical areas.  If sanctions or restrictions are imposed by governments or nations on products or services we provide, we may be limited or restricted from generating transactional activities in those circumstances.

We depend on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners. The failure of these third-parties for any reason to provide these solutions in the future could adversely impact revenue and profitability

We have commercial agreements with multiple third-party service providers in our Platform Partners segment. These third-parties, through their connection to the LCP, provide solutions for both accrual and redemption based activity, for our loyalty program partners and their members. The COVID-19 pandemic has resulted in a significant decline in transaction volume in the solutions provided by these third-parties. At this time, it is uncertain whether these third-parties have sufficient liquidity to be able to continue operations throughout the length of the COVID-19 pandemic. If any of these third-party providers were to cease operations, terminate, breach or not renew their contract with us, there is no assurance we would be able to substitute a comparable third-party solution in a timely manner or on terms as favorable to us. The failure of these third-parties for any reason to provide these solutions in the future, and our inability to substitute a comparable third-party solution, could adversely impact our revenue and profitability. In addition, if any of our third-party suppliers were to experience a business interruption, delays or degradation in overall quality of their service, it could result in dissatisfaction with our loyalty program partners and a loss in revenue and gross profit for us.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

We are subject to, or impacted by, several types of regulations, including standards related to data security, consumer privacy, and payments

We operate in multiple jurisdictions and partner with loyalty programs and third parties who operate and transact in multiple geographic regions, subjecting us to an increasing set of regulations we need to be compliant with. This regulatory environment continues to evolve and may present material obligations and risks to our business, including significantly expanded compliance burdens, costs and enforcement risks. For example, in May 2018, the European Union's General Data Protection Regulation ("GDPR"), commonly referred to as GDPR, came into effect, which imposed new data privacy and security requirements, resulting in incremental compliance costs borne by us. In addition, GDPR carries substantial penalties for non-compliance. We are also required by the Payment Card Industry Security Standards Council, founded by the credit card companies, to comply with data security standards. While we continue to meet these standards, new and revised standards may be imposed that may be difficult for us to meet and could increase our costs.

In addition, our business may be impacted by other regulations that could impact the broader loyalty industry. In 2015, the European Union imposed new Interchange Fee Regulations, which capped interchange fees that banks were able to charge for certain payment cards. Financial service providers have traditionally funded loyalty currency awarded to end consumers for credit card purchases on co-branded credit cards through the interchange fees levied on merchants. Our business is dependent on the overall popularity of loyalty programs and the value and utility of the underlying currency to end‐customers. Further regulations that may be imposed could impact the level of loyalty currency awarded to end consumers and adversely impact the demand for our services.

Our brand, revenue and profitability are affected by our ability to control cyber security risks

As an e-commerce company, Points faces cyber security risks such as data breaches, unauthorized access, phishing attacks, and denial of service attacks, as well as associated financial, reputational and business interruption risks. Given the nature of products and services offered by Points, member databases are maintained and these databases contain loyalty program member information including account transaction detail and program account numbers. Although we have established rigorous security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If we were to experience a security breach, our reputation may be negatively affected and the traffic generated on our e-commerce sites could decline in the event of any publicized compromise of security. Any perception that member information was disclosed without authorization could subject the business to complaints and investigation by the applicable privacy regulatory bodies and adversely affect our relationships with loyalty program partners and their members. In addition, any unauthorized release of member information, or any public perception that member information was released without authorization, could lead to legal claims from consumers or regulatory enforcement actions. Despite our commitment to cyber security, we may not be able to fully mitigate these risks as the techniques used to obtain unauthorized access or sabotage systems change frequently and may not be identified until they are launched against a target. We currently carry professional liability errors & omissions insurance to mitigate the risk of loss due to errors made by our technology systems that result in third-party claims against us. The Chief Technology Officer, and the  Information Security and Privacy team are responsible for Cyber security risks internally with oversight by the Audit Committee of the Board.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

We could face adverse consequences if there is a risk in the viability of the internet and system infrastructure

The end customers of our software depend on internet service providers, online service providers and our infrastructure for access to the software solutions we provide to our loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, we may not be able to meet a satisfactory level of service as contracted with our partners, and may cause a breach of our contractual commitments, which could have a material adverse effect on our business, revenues, operating results and financial condition.

We are exposed to adverse consequences if we cannot successfully retain our intellectual property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know‐how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from trademark offices worldwide. These actions allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

We may be exposed to litigation and adverse consequences if we infringe on the intellectual property rights of others

Third parties may assert claims against us alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in us being required to pay significant damages, require us to design around a third-party's patent or to license alternative technology from another party. In addition, litigation may be time‐consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on our business, revenues, operating results and financial condition.

Our operations are dependent on the proper functioning of software and processing of transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Our financial performance is substantially dependent on retaining key technical and management personnel

We currently employ eight executive officers. The current executive team possesses many years of loyalty industry experience, and has managed large loyalty programs, sales forces, marketing departments and technology systems. Our performance is substantially dependent on the performance of such key personnel and loss of such personnel could adversely affect our business, operations and prospects.

In addition, our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Our success is also dependent on our ability to retain talented and highly skilled information technology professionals to maintain, build and operate the technology infrastructure. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on our business, revenues, operating results and financial condition.

The promotion and strengthening of our brand is critical to our business

We believe that continuing to strengthen our brand is an important factor in achieving widespread acceptance of our services, and will require an increased focus on active marketing efforts. We will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building our brand. If we fail to promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, our business could be harmed.

Chargebacks of a material amount could have an adverse consequence on us

A chargeback is any credit card transaction undertaken by an end‐customer that is later reversed or repudiated. We are subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While we have fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on our business, operating results and financial condition.

Our business could be negatively impacted by changes to domestic and international tax laws, rules and regulations

We operate in multiple jurisdictions and have relationships with several foreign partners. The application of various domestic and international sales, use, occupancy, value‐added and other tax laws, rules and regulations to our products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and ecommerce. If the tax laws, rules or regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to our interests, particularly with respect to occupancy or value‐added taxes, the results could increase our tax payments (prospectively or retrospectively) and/or subject us to penalties and decrease the demand for our products and services if we pass on such costs to the consumer. As a result, these changes could have a material adverse effect on our business, operating results and financial condition.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

As we operate in multiple jurisdictions and in multiple currencies, the COVID-19 pandemic could result in significant fluctuations in exchange rates that could have a material effect on our financial results

We provide products and services to organizations in multiple jurisdictions and in multiple currencies and dramatic fluctuations in exchange rates of foreign currencies could have a material effect on our financial results.  The COVID-19 pandemic could result in larger than normal fluctuations in foreign exchange rates. While we hedge against significant fluctuations in principle currencies such as the Canadian dollar and the US dollar, activities outside of our control such as dramatic devaluation of other currencies such as the Euro or British Pound could have a material effect on our financial results.

As a public company, we may be subject to legal action by shareholders or others which could impair our financial ability to continue as a going concern

As a publicly traded company which is dual listed on the TSX and the NASDAQ, we are subject to the activities of shareholders or others who may initiate legal action against us or senior management.  We retain significant insurance coverage to protect against such activity, but there is no assurance that the coverage would apply in all actions or that it is sufficient to protect against any potential judgement or claim.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with IFRS as issued by the IASB. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

Our policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that our assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, as well as cyber security and data privacy to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews our annual consolidated financial statements, the reports of the independent registered public accounting firm on the consolidated financial statements and the effectiveness of internal control over financial reporting, and other information in the Annual Report.  The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports we file with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission ("SEC") and in National Instrument 52‐109 Certification of Disclosure in Issuers' Annual and Interim Filings) as of December 31, 2020. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in rules adopted by the SEC and National Instrument 52‐109 Certification of Disclosure in Issuers' Annual and Interim Filings. There have been no changes in our internal control over financial reporting during the quarter and year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Management has evaluated the effectiveness of internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that our internal control over financial reporting is effective as of December 31, 2020.

The effectiveness of our internal control over financial reporting as of December 31, 2020, has been audited by KPMG LLP, our Independent Registered Public Accounting Firm, who also audited our consolidated financial statements as at and for the year ended December 31, 2020.

PERFORMANCE INDICATORS AND NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with IFRS. We use certain non-GAAP measures, which are defined below, to better assess our underlying performance. These measures are reviewed regularly by management and the Board of Directors in assessing our performance and in making decisions about ongoing operations. In addition, we use these measures to determine components of management compensation. We believe that these measures are also used by investors, analysts and other interested parties as an indicator of our operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. The reconciliations for these non-GAAP measures from the closest GAAP measure are contained below.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

We believe that Adjusted EBITDA is useful to management and investors as a supplemental measure to evaluate our operating performance.

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, finance costs, depreciation and amortization, equity-settled share-based payment expense, foreign exchange and other one-time costs or benefits such as impairment charges and a tax rebate related to prior periods. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Adjusted EBITDA is a component of our management incentive plan and is used by management to assess our operating performance. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended
(In thousands of US dollars) (unaudited)	Dec 31, 2020	Dec 31, 2019	$ Variance	% Variance
Net (loss) income	$(683)	$2,758	$(3,441)	(125%)
Income tax (recovery) expense	(486)	1,475	(1,961)	(133%)
Finance costs	252	48	204	425%
Depreciation and amortization	1,178	1,269	(91)	(7%)
Foreign exchange gain	(375)	(7)	(368)	(5,257%)
Equity-settled share-based payment expense	476	1,650	(1,174)	(71%)
Adjusted EBITDA	$362	$7,193	$(6,831)	(95%)

	For the year ended
(In thousands of US dollars)	Dec 31, 2020	Dec 31, 2019	$ Variance	% Variance
Net (loss) income	$(5,357)	$11,889	$(17,246)	(145%)
Income tax (recovery) expense	(1,460)	5,155	(6,615)	(128%)
Finance costs	843	211	632	300%
Depreciation and amortization	4,859	4,668	191	4%
Foreign exchange (gain) loss	(671)	401	(1,072)	(267%)
Equity-settled share-based payment expense	3,129	5,172	(2,043)	(40%)
Impairment charges	1,798	-	1,798	N/A
Prior year tax rebate, net of fees	-	(6,027)	6,027	(100%)
Adjusted EBITDA	$3,141	$21,469	$(18,328)	(85%)

Gross Margin

Gross margin is a non-GAAP financial measure and is defined by management as Gross profit as a percentage of Total revenue.

	For the three months ended
(In thousands of US dollars) (unaudited)	Dec. 31, 2020	Dec. 31, 2019	$ Variance	% Variance
Total revenue	$56,358	$107,007	$(50,649)	(47%)
Less:
Direct cost of revenue	47,874	89,418	(41,544)	(46%)
Gross profit	$8,484	$17,589	$(9,105)	(52%)
Gross margin	15%	16%

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

	For the year ended
(In thousands of US dollars)	Dec. 31, 2020	Dec. 31, 2019	$ Variance	% Variance
Total revenue	$217,387	$401,177	$(183,790)	(46%)
Less:
Direct cost of revenue	182,384	335,722	(153,338)	(46%)
Gross profit	$35,003	$65,455	$(30,452)	(47%)
Gross margin	16%	16%

Adjusted Operating Expenses

Adjusted operating expenses is a non‐GAAP financial measure, which is defined as Employment costs, Marketing and communications, Technology services and Other operating expenses, excluding Equity-settled share-based payment expense. Adjusted operating expenses are predominantly cash-based expenditures. The closest GAAP measure is Total operating expenses in the consolidated financial statements and the reconciliation from Total operating expenses to Adjusted operating expenses is shown below. Other issuers may calculate Adjusted Operating Expenses differently.

Effective Margin

Effective margin is a non-GAAP financial measure, which is calculated by dividing Adjusted EBITDA by Gross profit. We use Effective margin as a key internal measure of operating efficiency. This measure demonstrates our ability to generate profitability after we have funded operating expenses. Other issuers may calculate Effective Margin differently.

Direct and Indirect Adjusted Operating Expenses

Direct adjusted operating expenses are expenses which are directly attributable to each operating segment. Indirect adjusted operating expenses comprise costs that are shared among the Loyalty Currency Retailing, Platform Partners and Points Travel operating segments, including costs associated with various corporate functions, such as Finance, Human Resources, Legal and certain expenses associated with information technology infrastructure. Together direct and indirect adjusted operating expenses comprise adjusted operating expenses. Other issuers may calculate Direct and Indirect Adjusted Operating Expenses differently.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Total Operating Expenses to Adjusted Operating Expenses and Direct Adjusted Operating Expenses

	For the three months ended
(In thousands of US dollars) (unaudited)	Dec. 31, 2020	Dec. 31, 2019	$ Variance	% Variance
Total operating expenses	$9,507	$13,489	$(3,982)	(30%)
Subtract (add):
Depreciation and amortization	1,178	1,269	(91)	(7%)
Foreign exchange gain	(375)	(7)	(368)	5,257%
Equity-settled share-based payment expense	476	1,650	(1,174)	(71%)
Adjusted operating expenses	$8,228	$10,577	$(2,349)	(22%)
Less:
Indirect adjusted operating expenses	3,750	4,074	(324)	(8%)
Direct Adjusted Operating Expenses	$4,478	$6,503	$(2,025)	(31%)

	For the year ended
(In thousands of US dollars)	Dec. 31, 2020	Dec. 31, 2019	$ Variance	% Variance
Total operating expenses	$41,356	$49,108	$(7,752)	(16%)
Subtract (add):
Depreciation and amortization	4,859	4,668	191	4%
Foreign exchange (gain) loss	(671)	401	(1,072)	(267%)
Equity-settled share-based payment expense	3,129	5,172	(2,043)	(40%)
Impairment charges	1,798	-	1,798	N/A
Adjusted operating expenses	$32,241	$38,867	$(6,626)	(17%)
Less:
Indirect adjusted operating expenses	14,094	14,328	(234)	(2%)
Direct Adjusted Operating Expenses	$18,147	$24,539	$(6,392)	(26%)

Contribution

Contribution is a non-GAAP financial measure and is defined as Gross profit for the relevant operating segments less Direct adjusted operating expenses for those segments.  We believe that contribution is a key financial measure to assess the underlying profitability of our three operating segments, as this metric excludes all Indirect adjusted operating expenses that are shared by the three operating segments. This is the measure used by the Chief Operating Decision Maker when reviewing segment results and making resource allocation decisions. Refer to the "Financial Information by Segment" table under the "Selected financial information" section for contribution by operating segments.

The presentation of contribution provides additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Contribution should therefore not be considered in isolation and other issuers may calculate contribution differently.

POINTS INTERNATIONAL LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Gross Profit to Contribution

	For the three months ended
(In thousands of US dollars) (unaudited)	Dec 31, 2020	Dec 31, 2019	$ Variance	% Variance
Gross profit	$8,484	$17,589	$(9,105)	(52%)
Less:
Direct adjusted operating expenses	4,478	6,503	(2,025)	(31%)
Contribution	$4,006	$11,086	$(7,080)	(64%)

	For the year ended
(In thousands of US dollars)	Dec 31, 2020	Dec 31, 2019	$ Variance	% Variance
Gross profit	$35,003	$65,455	$(30,452)	(47%)
Less:
Direct adjusted operating expenses	18,147	24,539	(6,392)	(26%)
Contribution	$16,856	$40,916	$(24,060)	(59%)